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                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                                May 11, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated May 11, 2000.


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NUR MACROPRINTERS LTD. REPORTS 12TH CONSECUTIVE RECORD QUARTER IN REVENUES AND
PROFITS
QUARTERLY REVENUES FROM CONTINUING OPERATIONS INCREASED BY 102.9%;
QUARTERLY EARNINGS DOUBLED

MAGSHIMIM, Israel, May 11 /PRNewswire/ -- NUR Macroprinters Ltd. (Nasdaq: NURM
News), a leading manufacturer and marketer of wide and superwide format digital inkjet printers and consumables, today announced record revenues and record profits for the first quarter ended March 31, 2000. This marks the twelfth consecutive quarter of record revenues and earnings growth for the company.

Revenues for the first quarter of 2000 increased 85.40% to $21.47 million, compared to $11.58 million for the same quarter last year. Gross profit increased 75.13% to $9.97 million versus $5.69 million for the comparable period last year. Total operating expenses increased 62.38% to $7.08 million in the first quarter of 2000 from $4.36 million in the first quarter of 1999, due primarily to increases in research and development and selling expenses. Net income increased by 99.45% to $2.54 million from $1.27 million for the comparable period last year. Earnings per share increased by 68.28% to $0.18 per share on a fully diluted basis, as compared to $0.11 per share for the comparable period last year.

Excluding M. NUR Marketing & Communication GmbH's ("NUR Germany") results from the first quarter of 1999 (an operation that was sold during the third quarter of 1999), revenues for the first quarter increased 102.9% from $10.58 million in the first quarter of 1999. Gross profit increased 89.6% from $5.26 million for the comparable period last year.

Mr. Erez Shachar, President and CEO remarked, "We've started the year positively with our twelfth consecutive quarter of revenues and earnings growth. We believe the strong revenue performance reflects strong initial market acceptance and ensuing orders for the NUR Fresco(TM) wide-format screenless production press. Production units of this pioneering product began shipping in January and we are already starting to see rewarding results from units installed in the United States, Europe and Asia."

"Demonstrating our commitment to introduce the NUR Fresco to the screen printing industry as a digital alternative to conventional methods of production of wide-format graphics for out-of-home advertising, in the first quarter of 2000 we've already begun developing strategic partnerships with leading players in the screen printing market who are working together with us to usher in the digital revolution to this huge potential market."

"We also attribute our continuing success to the strong market position of the NUR Blueboard(TM) family of superwide printing systems," continued Mr. Shachar. "On April 27th we introduced the newest model in the NUR Blueboard series, NUR Blueboard HiQ+, at the International Sign Association exposition in Orlando, Florida and, as a result, we have already generated initial sales of the new product. We also expect our existing customer base will be very interested in purchasing the HiQ+ upgrade kit for their installed machines."

"NUR Macroprinters takes a total solution approach to wide-format digital printing," added Mr. Shachar. "Working closely with our customers, we are succeeding in developing new applications for superwide printing which in turn, we

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believe, will generate continuing growth in a market that is become increasingly competitive."

About NUR Macroprinters Ltd.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide and superwide format inkjet printing systems and consumables for out-of-home advertising applications. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics, billboards, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 250 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

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                              NUR MACROPRINTERS LTD.
                    Condensed Balance Sheets, US$ in thousands


                                       March 31,      December 31,       Percent
                                         2000             1999           Change
Current Assets :
  Cash and cash equivalents            $  7,879         $  9,190          -14%
  Accounts receivable - trade            15,800           11,647           36%
  Other receivables and prepaid
   expenses                               4,542            3,673           24%
  Inventories                            12,565           10,689           18%

Total Current Assets                     40,786           35,199           16%

Investments
Investments and
 other non-current assets                 1,533            1,115           37%
Severance pay funds                         557              514            8%
                                          2,090            1,629           28%

Property and Equipment, net               2,595            2,723           -5%

Other assets, net                            58               97          -40%

Total assets                             45,529           39,648           15%

Liabilities and Shareholders'
 Equity
Current Liabilities :
Short - term bank credit                  3,265            2,743           19%
Current maturities of
 long - term loans                          814              832           -2%
Trade payables                            9,341            8,243           13%
Accrued expenses and
 other liabilities                        7,333            5,573           32%
Advances from customers                     600            1,791          -66%
Total Current Liabilities                21,353           19,182           11%
Long - Term Liabilities :
Long - Term loans                         1,397            1,650          -15%
Long - Term Liabilities                     293              293          --
Accrued severance pay                       788              660           19%
                                          2,478            2,603           -5%

Shareholders' Equity :
Share capital                             2,997            2,940            2%
Capital surplus                          19,190           17,702            8%
Cumulative translation
 adjustment                                (369)            (114)         224%
Deficit                                    (120)          (2,665)         -95%
Total Shareholders' Equity               21,698           17,863           21%
Total Liabilities and
 Shareholders' Equity                    45,529           39,648           15%

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                              NUR MACROPRINTERS LTD.

                      Consolidated Statements Of Operations
                    U.S. $ in thousands, except per share data

                                          3 Months ended             Percent
                                      3/31/00         3/31/99        Change
Revenues
 Sales of printers and
  related products                 $     21,469    $     10,579      102.94%
 Sales of printed materials                               1,001     -100.00%
                                         21,469          11,580       85.40%
Cost of revenues
 Cost of sales of printers
  and related products                   11,499           5,321      116.11%
 Cost of sales of printed
  materials                                                 566     -100.00%
                                         11,499           5,887       95.33%

Gross profit                              9,970           5,693       75.13%

Research & Development expenses           1,927           1,220       57.95%
Less-Grants                                (214)           (182)
Research & Development
 expenses, net                            1,713           1,038       65.03%
Selling expenses, net                     3,349           2,018       65.96%
General and administrative
 expenses                                 2,019           1,310       54.12%
                                          5,368           3,328       61.30%

Operating income (loss)                   2,889           1,327      117.71%

Financial expenses net                     (253)            (91)     178.02%
Other income net                              1              67      -98.51%
Taxes on income                            (278)            (22)    1163.64%
Equity in the earnings
 of affiliates, net of taxes                186            --
Minority interest                                            (5)    -100.00%

Net income for the period          $      2,545           1,276       99.45%
                                          11.85%          11.02%       7.58%
Earning per share                  $       0.21    $       0.12       82.42%
Dilluted earnings per share        $       0.18    $       0.11       68.28%
Weighted average number
 of shares
outstanding during
 the period                          11,895,573      10,880,000
Weighted average number
 of shares outstanding
  during the period used
   for dilluted earnings
    per share                        14,072,113      11,872,666

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: May 12, 2000                        By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer